EXHIBIT 99.1

Endeavour Silver Provides Update on Mining Operations

VANCOUVER, British Columbia, May 30, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) provides the following update on its silver-gold mining operations in Mexico.  In recent months, management initiated a number of measures to improve its operating and financial performance.

These include changes to mine-site management and contractors, changes to employee and contractor supervision, renting used mining equipment and leasing new mining equipment, and revising the 2019 mine plans for all four mines, particularly Guanacevi.  The Company has cut operating and administrative costs, reduced the employee and contractor workforce by 18% and deferred all discretionary expenditures.

The immediate goal of these actions is to turn the Company around from generating losses in the first half of 2019 to generating free cash flow at current metal prices in the third quarter.

Management notes that these actions are starting to have a positive impact on the daily operating performance of the mining operations.  However, the Company’s performance in Q2, 2019 will not likely differ from its Q1, 2019 performance as these initiatives take time to gain full traction and the Company incurred significant one-time expenses such as severance costs in Q2, 2019.

The Company does anticipate that these measures will allow it to generate free cash flow in the Third and Fourth Quarters, 2019, with Second Half production expected to be higher than First Half production and Second Half costs forecasted to be substantially lower than First Half costs, based on a $15 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate.

Bradford Cooke, CEO, stated, “Our goal in implementing these actions is to make our mining operations more efficient so they can return to profitability quickly and permanently.  Reducing the operating costs and work force combined with investing in new mining equipment and retraining are keys to making our mines more sustainable even at low metal prices.”

“At Guanacevi, we stopped new mine development at the lower grade Santa Cruz and Porvenir Norte mines to focus on mining the remaining accessible reserves there.  We also re-allocated employee and contractor resources to accelerate the development and production of the higher grade Milache and SCS orebodies. This should have a big impact on our operating and financial performance at Guanacevi.”

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations and production will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.